February 8, 2024

Via EDGAR Transmission

Filing Desk

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Northern Funds (the “Registrant”)

File Nos. 033-73404 and 811-08236

Dear Sir or Madam:

Pursuant to Rule 477 under the Securities Act of 1933, the Registrant respectfully requests withdrawal of the following Post-Effective Amendments to the Registration Statement on Form N-1A of the Registrant (the “Amendments”):

Post-Effective Amendment Number	Date Filed	Submission Type	Accession Number
188	January 12, 2024	485BXT	0001193125-24-007162
187	December 13, 2023	485BXT	0001193125-23-294044
186	November 13, 2023	485BXT	0001193125-23-275555
185	October 13, 2023	485BXT	0001193125-23-255825
184	September 14, 2023	485BXT	0001193125-23-235078
183	August 15, 2023	485BXT	0001193125-23-213314
181	July 14, 2023	485BXT	0001193125-23-186994
180	June 16, 2023	485BXT	0001193125-23-168701
179	May 17, 2023	485BXT	0001193125-23-146729
178	April 17, 2023	485BXT	0001193125-23-103366
177	March 17, 2023	485BXT	0001193125-23-073497
176	February 16, 2023	485BXT	0001193125-23-041017
175	January 17, 2023	485BXT	0001193125-23-009172
174	December 16, 2022	485BXT	0001193125-22-306856
173	November 18, 2022	485BXT	0001193125-22-288549
172	October 20, 2022	485BXT	0001137439-22-000985
171	September 19, 2022	485BXT	0001193125-22-246891
170	August 19, 2022	485BXT	0001193125-22-224810
168	July 21, 2022	485BXT	0001193125-22-199155
167	June 21, 2022	485BXT	0001193125-22-177596
166	April 8, 2022	485APOS	0001193125-22-100470

The Amendments relate to the International Quality ESG Fund (the “Fund”), a series of the Registrant. The Amendments were filed for the purpose of creating the Fund as a new series of the Registrant. The Registrant has since determined not to move forward with offering shares of the Fund. The Registrant represents that no securities of the Fund were issued or sold pursuant to the Amendments.

If you have any questions or comments regarding this filing, please contact Joel D. Corriero, Esq., at (215) 564-8528.

Very truly yours,

NORTHERN FUNDS

/s/ Peter K. Ewing
Peter K. Ewing, President

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